NEWS RELEASE	ELD No. 12-26
TSX: ELD NYSE: EGO	October 26, 2012

2012 Third Quarter Financial and Operating Results
Earnings per share $0.11; Cash Flow per share $0.16
(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), reported profit attributable to shareholders of the Company of $75.8 million for the period, and generated $110.8 million in cash from operating activities before changes in non-cash working capital.

Q3 2012   Summary Results

•
Gold production of 169,565 ounces at an average cash operating cost of $493 per ounce, including 14,442 ounces of Efemcukuru pre-commercial production (Q3 2011 gold production – 179,195 ounces at $397 per ounce).

•	Gold sales of 165,365 ounces at $1,670 per ounce, including 10,524 ounces of Efemcukuru sales related to pre-commercial production (Q3 2011 gold sales – 179,513 ounces at $1,700 per ounce).

•	Profit attributable to shareholders of the Company of $75.8 million or $0.11 per share (Q3 2011 - $102.5 million or $0.19 per share).

•	$110.8 million generated in cash from operating activities before changes in non-cash working capital (Q3 2011 - $159.7 million).

•	Company production guidance for 2012 maintained at 660,000 ounces of gold at cash operating costs of approximately $465 per ounce.

Financial Results

Net income for the quarter was $75.8 million (or $0.11 per share), compared with $102.5 million (or $0.19 per share) in the third quarter of 2011. The decrease in net income year over year was mainly due to lower gold sales volumes and prices. The Company sold 154,841 ounces in the third quarter of 2012 (not including 10,524 ounces of precommercial sales from Efemcukuru) as compared with 179,513 ounces in the third quarter of 2011.

Commercial sales volumes by mine	3 months ended September 30		9 months ended September 30,
	2012	2011	2012	2011
Gold ounces sold	154,841	179,513	438,421	490,207
- Kisladag	83,750	87,121	210,905	204,345
- Tanjianshan	28,944	26,935	84,932	87,405
- Jinfeng	25,805	44,187	86,663	139,086
- White Mountain	16,342	21,270	55,921	59,371
Average price per oz.	$1,670	$1,700	$1,665	$1,546
Gold revenue (millions)	$258.5	$305.2	$729.9	$757.6

Operating Performance

Kisladag
Kisladag placed 3.2 million tonnes of ore on the leach pad during the quarter at a grade of 1.05 grams per tonne (Q3 2011 – 3.5 million tonnes of ore at 0.90 grams per tonne). Kisladag produced 84,016 ounces of gold at a cash operating cost of $334 per ounce in the quarter as compared to 86,788 ounces at a cash operating cost of $377 per ounce during Q3 2011. Gold production at Kisladag for the quarter was slightly lower year over year mainly due to the stacking and leaching schedule. Daily production rates increased during the quarter and we expect to see an increase in production during the fourth quarter. Lower cash costs during the quarter were largely a result of higher grade material being placed on the leach pad during the year.

Tanjianshan(“TJS”)
TJS processed 283,654 tonnes of ore at a grade of 3.55 grams per tonne in the quarter compared to 218,330 tonnes at a grade of 4.25 during Q3 2011. The mine produced 28,944 ounces of gold at a cash operating cost of $396 per ounce in the quarter as compared to 26,935 ounces at a cash operating cost of $353 per ounce in Q3 2011. Gold production at TJS during the third quarter of 2012 was higher than the same quarter of 2011 as a result of increased mill throughput and slightly higher recovery rates, which offset the lower mill head grades. The increase in cash costs during the quarter was mainly due to the lower head grade.

Jinfeng
Jinfeng processed 356,575 tonnes of ore at a grade of 2.43 grams per tonne during the quarter compared to 379,352 tonnes at a grade of 4.26 grams per tonne during Q3 2011.  The mine produced 25,821 ounces of gold at a cash operating cost of $946 per ounce during the quarter compared to 44,202 ounces at a cash operating cost of $424 during Q3 2011. Gold production at Jinfeng in Q3 2012 was lower than the same quarter of 2011 due to lower head grades and mill throughput. The open pit is currently in a waste stripping phase and lower grade stockpile material is being treated to make up for the lack of open pit ore. Cash costs were considerably higher due to the lower grade and mill throughput.

White Mountain
White Mountain processed 210,114 tonnes of ore at a grade of 3.14 grams of gold per tonne in the quarter compared to 191,157 tonnes at a grade of 4.15 grams per tonne during Q3 2011. The mine produced 16,342 ounces of gold at a cash operating cost of $766 per ounce during the quarter compared to 21,270 ounces at $475 per ounce during Q3 2011.  Gold production at White Mountain in the third quarter of 2012 was lower than in the same period of 2011. This decrease was largely due to lower grades being mined and processed during the quarter, which also negatively affected the cash costs.

Efemcukuru
The Efemcukuru mine and mill operated at expected levels with 93,779 tonnes of ore processed at a grade of 9.31 grams of gold per tonnes in the quarter and approximately 27,005 ounces of gold recovered in concentrate. The paste fill system was commissioned during the quarter and the underground crushing system was completed and is now operational.

During the quarter 14,442 ounces were poured as pre-commercial production during the commissioning and testing of the Kisladag concentrate treatment plant. In September, the concentrate treatment plant was not being operated pending modifications to the circuit.  We plan to sell the existing concentrate and future concentrate production to a third party until the modifications are completed. At the end of the quarter there were approximately 51,000 ounces of gold contained in concentrate.

Vila Nova
During the quarter Vila Nova processed 161,859 wet metric tonnes and sold 123,180 dry metric tonnes of iron ore compared to 148,220 wet metric tonnes produced and 170,781 dry metric tonnes sold in Q3 2011. Iron ore production in Q3 2012 increased at Vila Nova compared to the same quarter of 2011, mainly as a result of improved efficiencies in both the mine and treatment plant. Three shipments were completed in the quarter. These were 2 lump shipments and one sinter shipment. Operating costs averaged $56 per dry metric tonne (Q3 2011 - $64 per dry metric tonne).

Stratoni
During the third quarter, Stratoni mined 58,591 tonnes of run-of-mine ore and produced 14,084 tonnes of lead and zinc concentrate at an average cash cost of $717 per tonne of concentrate produced.  During the same period, Stratoni sold 15,891 tonnes of concentrate at an average price of $913 per tonne.

Development

Eastern Dragon
At Eastern Dragon work continued during the quarter on the preparation of the Project Permit Approval (PPA) to be submitted to the National Development and Reform Commission (NDRC). We anticipate that the application will be submitted by the end of 2012. Construction activities have been suspended until the PPA is approved.

Tocantinzinho
The Tocantinzinho project was granted the Preliminary Environmental License (PEL) in September, an important milestone in the permitting phase. The PEL confirms the environmental feasibility of the project and allows the Company to apply for the Construction License, the final permit needed for construction to commence. Work on site was limited to environmental and hydrology field work in the immediate area, along with geotechnical drilling of the proposed road corridor. The feasibility study is well advanced and will be completed in the fourth quarter 2012.

Perama Hill
Drilling activity at the Perama site continued throughout the quarter.  Geotechnical drill holes have been drilled in the plant site to support geotechnical design analysis for civil structures and foundations.  In addition drilling in the open pit area has been carried out to obtain drill core for geotechnical analysis for pit slope stability design. Processing of the Perama Environmental Impact Assessment (EIA) application through the Ministry of Environment (MOE) continues, with a decision expected before the end of the year. Public meetings have been held in the district as prescribed by the MOE.  All indications from the government agencies remain positive towards the project.

Olympias
Rehabilitation of the Olympias underground mine and processing plant continued during the quarter.  In the mine, 406 meters of underground access was rehabilitated or developed. Development of the tunnel linking Stratoni and Olympias progressed well during the quarter, with 108 meters of advance. Metallurgical testwork to evaluate the proposed new processing facility at Stratoni continued during the third quarter. Commissioning of the Olympias processing plant was on-going during the quarter.

Skouries
Site work at Skouries during the quarter consisted mainly of tree cutting at the plant site, construction of access roads, and earthworks for various site infrastructures.

Certej
The Environmental Permit for Certej was approved by the Timisoara Regional Department of Environment during the quarter.  Construction work advanced during the quarter on the temporary power line to site and the water pumping station on the Mures River.

Exploration Update

A total of 54,300 metres of exploration drilling were completed during the quarter at our exploration projects and mine operations in Greece, Romania, Turkey, Brazil, and China.  With 132,800 meters of drilling completed year-to-date, we are on track to complete our 2012 exploration programs according to plan.

Turkey
In Turkey, drilling during the quarter continued at the Efemçukuru minesite, and commenced at Kisladag and at three reconnaissance projects (Sebin, Dolek, and Gaybular).

Exploration drilling resumed at the Kisladag minesite late in the quarter, testing conceptual targets defined by a combination of three-dimensional induced polarization/resistivity surveys, detailed ground magnetics, and soil geochemistry anomalies.  This program is directed towards identifying possible mineralized satellite intrusions to the main porphyry system.

Six drillholes were completed at the Sebin porphyry/epithermal prospect in the Pontide Belt. The project area covers a large surface alteration zone with locally anomalous copper, molybdenum and gold values, but no significant mineralization has been intersected to date in drillholes.  Drilling also began at the Dolek prospect in the Pontide Belt, and at the Gaybular project in Western Turkey.

At Efemcukuru 32 drillholes (8,440 metres) were completed on the Kestane Beleni northwest extension (KBNW), South Ore Shoot (SOS), and Kokarpinar vein targets.  At KBNW, drilling defined a new shallowly northwest-plunging lower zone of mineralization which has been traced for nearly 400 metres along strike and remains open to the northwest.  At the SOS, drilling identified high gold grades at 50 to 75 metre stepouts from previous mineralized holes. At Kokarpinar, limited drillsite availability meant that drilling was focused on shallow targets on the central and southern part of the vein. Selected drilling results are summarized in the table below:

Selected Q3 drilling results, Efemcukuru:

Hole ID	From(m)	To (m)	Interval(m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Kestane Beleni Northwest Extension (lower zone)
KV-433	215.15	216.50	1.35	29.70	24.10	0.88	2.02
KV-444	170.86	172.58	1.72	27.46	19.61	1.61	2.23
KV-447	240.27	241.48	1.21	65.59	63.40	2.26	4.56
KV-448	183.83	186.20	2.37	7.39	37.90	2.88	1.20
South Ore Shoot (deep step-out drilling)
KV-496	223.00	224.50	1.50	4.95	3.70	0.01	0.03
KV-497	297.60	300.91	3.31	15.67	19.78	1.00	1.73
KV-501	282.50	287.20	4.70	11.80	8.00	0.02	0.03
including	286.10	287.20	1.10	44.80	26.70	0.01	0.02
Kokarpinar Vein
KV-459	222.55	227.50	4.95	6.84	Assays not yet completed
KV-423	225.20	226.00	0.80	283.00	110.00	0.03	0.11

Greece
Drilling continued at the Piavitsa prospect, with seven holes completed and approximately 7,500 metres drilled during the quarter.  The primary target at Piavitsa is polymetallic, gold-silver rich, carbonate replacement sulfide mineralization along the Stratoni fault zone, similar to that typical of the Olympias deposit. All 23 drillholes completed in this year’s program have intersected the fault zone near the projected depth, and have cut intervals in the fault zone with some combination of massive sulfide, disseminated sulphide, or oxide material. Selected drilling results are summarized in the table below:

Selected Q3 drilling results, Piavitsa Project:

Hole ID	From(m)	To (m)	Interval(m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Stratoni Fault replacement-style zones
PHG065	436.00	440.00	4.00	2.05	19.20	0.35	0.46
PHG066	207.00	210.00	3.00	9.57	18.10	0.02	0.03
PHG067A	62.00	66.00	4.00	2.12	3.50	0.02	0.05
and	81.00	83.00	2.00	5.33	4.20	0.00	0.01
PHG070	209.00	232.00	23.00	4.35	85.30	2.92	1.68
including	215.00	223.00	8.00	11.89	228.40	8.27	4.65
PHG071	160.70	168.20	7.50	1.21	14.30	0.19	0.76
PHG072	182.00	188.00	6.00	1.38	7.70	0.06	0.11
PHG073	42.00	54.00	12.00	2.21	37.00	0.44	1.70
including	48.00	52.00	4.00	4.98	49.10	0.98	3.43
PHG074	80.00	87.00	7.00	1.20	7.40	0.02	0.23
PHG076	150.00	156.70	6.70	1.80	37.10	0.90	2.76
	184.90	185.40	0.50	42.40	25.00	0.11	0.29
Hangingwall epithermal vein zones
PHG078	86.70	107.00	20.30	2.32	11.40	0.31	0.56
	142.00	164.00	22.00	1.61	3.10	0.06	0.09
	197.80	210.00	12.20	1.00	13.90	0.06	0.04

At Skouries, 17 drillholes (6,500 metres) were completed in the quarter, representing roughly half of the planned infill and confirmation programs.  Infill drillholes have documented low but consistent copper and gold grades within the in-pit inferred resource halo of the deposit including 94.0 metres at 0.3 grams per tonne gold and 0.27% copper in hole SOP-99; and 92.0 metres at 0.32 grams per tonne gold and 0.31% copper in hole SOP-100.  Confirmation drillholes have intersected the intensely stockwork veined potassically-altered deposit core, with copper and gold grades similar to that predicted by the resource model.

At the Fisoka copper-gold porphyry prospect, two holes were completed during the quarter on the northern stock, and drilling has now shifted to the untested central stock area.  The northern stock drilling further defined the shallow supergene zone outlined in previous drilling programs.

At Perama Hill geotechnical, metallurgical and infill drilling was conducted on the main deposit and infrastructure sites.   Exploration drilling of targets outside of the existing resource model and at Perama South will commence in Q4 2012.

Romania
At the Certej deposit, drill programs were completed during the quarter in the West Pit and Link Zone target areas.  In the West Pit area, drilling tested for extensions of the high-grade Hondol and Kaiser vein systems, which were historically exploited in underground openings. Although this drilling failed to identify continuous high-grade veins, it outlined an approximately 50 metre wide, tabular west by northwest-striking zone of lower grade material which will be further tested in 2013. The Link Zone program, targeting underdrilled areas of the deposit between the West and Main zones, was completed during the quarter with 14 holes (5,700 metres) drilled. Most of these holes intersected zones of strong gold mineralization, which has positively impacted the deposit resource model.

China
Exploration drilling in China during the quarter included projects in the Guizhou, Jilin, and Qinghai regions.  In Guizhou, exploration drilling was conducted within the Jinfeng mining license, at the nearby Shizhu prospect, and at the Weiruo prospect (Jinluo exploration license).  At the Jinfeng deposit, exploration drilling continued to focus on the F3, F6, and F7 mineralized structures from both surface and underground drill locations.  A total of 19 holes representing approximately 5,700 metres of drilling were completed.  The surface drilling program continues to produce high grade intercepts associated with the F6 structure, with notable intercepts during the quarter including 16.0 metres at 16.49 grams per tonne gold (HDDS0275); 6.0 metres at 15.59 grams per tonne gold (also HDDS0275), and 22.0 metres at 5.14 grams per  tonne gold (HDDS0282).

In Qinghai (Tanjianshan), the Qinglongtan North and Xijingou drilling programs were completed during the quarter, with 9 drillholes and 27 drillholes respectively. At Qinglongtan North, drilling focused on previously untested areas down dip and along strike from the northern end of the previously mined deposit.  Several of these holes intersected strong mineralization, including intervals of 26.0 metres at 9.24 grams per tonne gold (QD279) and 9.1 metres at 2.68 grams per tonne gold (QD278).  These new intercepts may represent a new high grade gold zone lying beneath the known deposit, and further drill testing is planned for the fourth quarter of 2012.  At Xinjingou, step-out drilling tested for extensions to the known zones of high grade mineralization.  Notable results from this program include 11.8 metres at 11.51 grams per tonne gold (XD073); 4.0 metres at 15.79 grams per tonne gold (XD075), and 9.0 metres at 8.01 grams per tonne gold (also XD075).  Results are being compiled to determine if further drilling is justified at Xijingou.  Late in the quarter, a second phase of drilling was initiated at the Jinlonggou deposit, testing a variety of near-pit structurally-defined targets.

In the Jilin region (White Mountain), drilling was conducted at the Dongdapo, Xiaoshiren, and Zhenzhumen prospect areas.  No significant results have been obtained to date.

Brazil
No drilling was conducted during the quarter at the Tocantinzinho project.  Exploration activities focused on reconnaissance-level evaluation of the adjacent Rubens Zilio license area through systematic soil sampling and prospecting.

At the Agua Branca project (35 kilometres south of Tocantinzinho) the 2012 drilling program was concluded, with 15 drillholes during the quarter testing for along-strike extensions of the Camarao zone.  Although the mineralized zone demonstrates continuity to the southwest, grades are erratic, and no significant wide intercepts were obtained.  Additional auger drilling, mapping, and rock sampling programs are underway to generate new drill targets at Agua Branca.

Fieldwork commenced during the quarter at the new Chapadinha project, which we are exploring under an option agreement.  The Chapadinha project covers an area with extensive garimpo workings exploiting narrow veins high gold grades.  Our work program is directed towards defining drill targets that will assess the potential of the area for a bulk-tonnage style deposit.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Conference Call

Eldorado will host a conference call on Friday October 26, 2012 to discuss the 2012 Third Quarter Financial and Operating Results at 11:30am EDT (8:30am PDT).  You may participate in the conference call by dialling 416-340-9432  in Toronto or 1-877-440-9795 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, CEO of Eldorado Gold.

The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until November 2, 2012 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 3971093.

Qualified Person(s)

Dr. Peter Lewis, P.Geo., VP Exploration for Eldorado Gold Corporation, is the Qualified Person for the technical disclosure of exploration results in this news release.  Dr. Lewis is the Qualified Person as defined in the National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Regulators, responsible for preparing or supervising the preparation of the scientific or technical information contained in this document and verifying the technical data disclosed in the document relating to exploration results.  Dr. Lewis consents to the inclusion in this news release of the matters based on his information in the form and context in which it appears.

Assay results reported in this release district were diamond drill core samples prepared at Eldorado's sample preparation facilities in Turkey and China.  The prepared samples were sent to and assayed at various ACME and ALS analytical facilities worldwide.  For all projects, analyses were done on sawn half core samples.  Analysis for gold used fire assay (AA finish or Gravimetric Finish) whereas AA and ICP methods were used for Ag, Cu, Pb and Zn analyses.  Assay quality was monitored and controlled by the regular insertion of standard reference materials, blank samples and duplicate samples prior to shipment from the respective sample preparation site.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to  the Company’s Q3, 2012 Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Nancy Woo, VP Investor Relations
Eldorado Gold Corporation
Phone: 604.601-6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2012	Second Quarter 2012	Third Quarter 2012	Third Quarter 2011	First Nine Months 2012	First Nine Months 2011
Gold Production
Ounces Sold	150,661	132,919	154,841	179,513	438,421	490,207
Ounces Produced	151,242	132,472	155,123	179,195	438,837	490,201
Cash Operating Cost ($/oz)1,3,4	452	480	493	397	475	401
Total Cash Cost ($/oz)2,3,4	529	550	567	463	549	467
Realized Price ($/oz - sold)	1,707	1,612	1,670	1,700	1,665	1,546
Kişladağ Mine, Turkey
Ounces Sold	65,164	61,991	83,750	87,121	210,905	204,345
Ounces Produced	65,707	61,575	84,016	86,788	211,298	204,309
Tonnes to Pad	3,140,492	3,259,574	3,245,700	3,520,220	9,645,766	9,055,906
Grade (grams / tonne)	1.13	1.30	1.05	0.90	1.16	0.94
Cash Operating Cost ($/oz)3,4	339	333	334	377	335	383
Total Cash Cost ($/oz)2,3,4	374	357	363	401	365	406
Tanjianshan Mine, China
Ounces Sold	28,816	27,172	28,944	26,935	84,932	87,405
Ounces Produced	28,816	27,172	28,944	26,935	84,932	87,405
Tonnes Milled	262,793	245,456	283,654	218,330	791,904	721,098
Grade (grams / tonne)	4.00	3.73	3.55	4.25	3.75	4.12
Cash Operating Cost ($/oz)3,4	408	432	396	353	411	365
Total Cash Cost ($/oz)2,3,4	605	621	593	541	606	552
Jinfeng Mine, China
Ounces Sold	35,197	25,661	25,805	44,187	86,663	139,086
Ounces Produced	35,235	25,630	25,821	44,202	86,686	139,116
Tonnes Milled	368,756	337,560	356,575	379,352	1,062,891	1,161,739
Grade (grams / tonne)	3.17	2.68	2.43	4.26	2.77	4.21
Cash Operating Cost ($/oz) 3,4	643	786	946	424	775	418
Total Cash Cost ($/oz) 2,3,4	715	858	1,044	509	855	483
White Mountain Mine, China
Ounces Sold	21,484	18,095	16,342	21,270	55,921	59,371
Ounces Produced	21,484	18,095	16,342	21,270	55,921	59,371
Tonnes Milled	158,114	188,038	210,114	191,157	556,266	523,926
Grade (grams / tonne)	4.46	3.60	3.14	4.15	3.67	4.40
Cash Operating Cost ($/oz) 3,4	543	622	766	475	634	475
Total Cash Cost ($/oz) 2,3,4	588	666	813	519	679	517

1	Cost figures calculated in accordance with the Gold Institute Standard.
2	Cash Operating Costs, plus royalties and the cost of off-site administration.
3	Cash operating costs and total cash costs are non-GAAP measures. See the section "Non-GAAP Measures" of this Review.
4	Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	September 30, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents		$271,401	$393,763
Restricted cash	6	36,794	55,390
Marketable securities		3,052	2,640
Accounts receivable and other		55,402	42,309
Inventories		216,216	164,057
		582,865	658,159
Non-current inventories		21,700	26,911
Investments in significantly influenced companies		30,093	18,808
Deferred income tax assets		3,253	4,259
Restricted assets and other		42,387	38,430
Defined benefit pension plan	8	4,155	-
Property, plant and equipment		6,012,298	2,847,910
Goodwill		669,311	365,928
		7,366,062	3,960,405
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		214,596	168,367
Current debt	7	45,558	81,031
		260,154	249,398
Debt	7	50,000	-
Asset retirement obligations		51,286	43,213
Defined benefit pension plan	8	-	19,969
Deferred income tax liabilities		871,056	336,579
		1,232,496	649,159
Equity
Share capital	9	5,290,316	2,855,689
Treasury stock		(7,317)	(4,018)
Contributed surplus		69,278	30,441
Accumulated other comprehensive loss		(17,162)	(10,069)
Retained earnings		479,894	382,716
Total equity attributable to shareholders of the Company		5,815,009	3,254,759
Attributable to non-controlling interests		318,557	56,487
		6,133,566	3,311,246
		7,366,062	3,960,405

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore	Director	(Signed) Paul N. Wright Director

The accomanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Revenue
Metal sales	$281,839	$327,364	$797,579	$799,088
Cost of sales
Production costs	107,615	95,020	293,340	250,762
Depreciation and amortization	26,082	29,954	78,635	91,014
	133,697	124,974	371,975	341,776
Gross profit	148,142	202,390	425,604	457,312
Exploration expenses	11,130	6,913	29,899	15,359
General and administrative expenses	17,518	11,207	53,345	45,815
Defined benefit pension plan expense	638	418	1,899	1,274
Share based payments	4,396	3,599	17,210	15,403
Transaction costs	552	-	20,005	-
Foreign exchange (gain) loss	(1,926)	3,530	(2,227)	5,558
Operating profit	115,834	176,723	305,473	373,903
(Gain) loss on disposal of assets	(23)	420	423	(2,672)
Loss (gain) on marketable securities and other investments	-	1,528	(1,032)	239
Loss on investments in significantly influenced companies	1,375	1,067	3,119	2,861
Other income	(264)	(2,792)	(2,641)	(4,808)
Asset retirement obligation accretion	457	387	1,328	1,160
Interest and financing costs	1,481	2,293	3,615	5,407
Profit before income tax	112,808	173,820	300,661	371,716
Income tax expense	34,435	63,077	98,965	120,520
Profit for the period	78,373	110,743	201,696	251,196

Attributable to:
Shareholders of the Company	75,845	102,478	190,320	229,816
Non-controlling interests	2,528	8,265	11,376	21,380
	78,373	110,743	201,696	251,196

Weighted average number of shares outstanding
Basic	712,789	549,085	680,121	548,800
Diluted	713,340	551,309	681,222	550,737

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.11	0.19	0.28	0.42
Diluted earnings per share	0.11	0.19	0.28	0.42

The accomanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Profit for the period	$78,373	$110,743	$201,696	$251,196
Other comprehensive income loss:
Change in fair value of available-for-sale financial assets (net of income taxes of nil and $12; and nil and $12)	(231)	(399)	(1,368)	(1,383)
Realized gains on disposal of available-for-sale financial assets transferred to net income	-	-	(24)	(434)
Actuarial losses on defined benefit pension plans	-	-	(5,701)	-
Total other comprehensive loss for the period	(231)	(399)	(7,093)	(1,817)
Total comprehensive income for the period	78,142	110,344	194,603	249,379

Attributable to:
Shareholders of the Company	75,614	102,079	183,227	227,999
Non-controlling interests	2,528	8,265	11,376	21,380
	78,142	110,344	194,603	249,379

The accomanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2012	2011	2012	2011
Cash flows generated from (used in):
Operating activities
Profit for the period		$78,373	$110,743	$201,696	$251,196
Items not affecting cash
Asset retirement obligation accretion		457	387	1,328	1,160
Depreciation and amortization		26,082	29,954	78,635	91,014
Unrealized foreign exchange (gain) loss		(446)	1,500	(809)	6,261
Deferred income tax (recovery) expense		(42)	10,079	(6,730)	374
(Gain) loss on disposal of assets		(23)	420	423	(2,672)
Loss on investments in significantly influenced companies		1,375	1,067	3,119	2,861
Loss (gain) on marketable securities and other investments		-	1,528	(1,032)	239
Share based payments		4,396	3,599	17,210	15,403
Defined benefit pension plan expense		638	418	1,899	1,274
		110,810	159,695	295,739	367,110

Changes in non-cash working capital	11	20,743	13,933	(121,914)	(2,389)
		131,553	173,628	173,825	364,721
Investing activities
Net cash received on acquisition of subsidiary	5	-	-	18,789	-
Purchase of property, plant and equipment		(136,779)	(76,028)	(303,891)	(201,630)
Proceeds from the sale of property, plant and equipment		99	24	890	41
Net proceeds on pre-production sales		17,412	-	37,434	-
Purchase of marketable securities		2,152	(1,609)	-	(1,823)
Proceeds from the sale of marketable securities		-	-	230	6,345
Funding of non-registered supplemental retirement plan investments, net		-	43	14,486	(4,937)
Investments in significantly influenced companies		(11,947)	(2,470)	(15,359)	(3,788)
Decrease in restricted cash		20,240	35	18,571	(2,963)
		(108,823)	(80,005)	(228,850)	(208,755)
Financing activities
Issuance of common shares for cash		3,430	22,631	20,261	30,616
Dividend paid to non-controlling interests		(967)	(4,473)	(2,238)	(8,095)
Dividend paid to shareholders		(43,262)	(33,426)	(93,142)	(61,167)
Purchase of treasury stock		(691)	(280)	(6,702)	(6,438)
Long-term and bank debt proceeds		-	2,579	50,000	5,782
Long-term and bank debt repayments		(24,429)	(29,749)	(35,516)	(74,465)
		(65,919)	(42,718)	(67,337)	(113,767)
Net (decrease) increase in cash and cash equivalents		(43,189)	50,905	(122,362)	42,199
Cash and cash equivalents - beginning of period		314,590	305,638	393,763	314,344

Cash and cash equivalents - end of period		271,401	356,543	271,401	356,543

The accomanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2012	2011	2012	2011
Share capital
Balance beginning of period		$5,282,368	$2,825,024	$2,855,689	$2,814,679
Shares issued upon exercise of share options, for cash		3,430	22,631	20,261	29,131
Transfer of contributed surplus on exercise of options		4,518	6,714	22,674	9,074
Shares issued on acquisition of European Goldfields Ltd.	5	-	-	2,380,140	-
Shares issued for deferred phantom units		-	-	11,552	-
Shares issued upon exercise of warrants, for cash		-	-	-	1,485
Balance end of period		5,290,316	2,854,369	5,290,316	2,854,369

Treasury stock
Balance beginning of period		(7,355)	(4,432)	(4,018)	-
Purchase of treasury stock		(691)	(280)	(6,702)	(6,438)
Shares redeemed upon exercise of restricted share units		729	499	3,403	2,225
Balance end of period		(7,317)	(4,213)	(7,317)	(4,213)

Contributed surplus
Balance beginning of period		70,444	30,828	30,441	22,967
Share based payments		4,081	3,742	16,231	15,689
Shares redeemed upon exercise of restricted share units		(729)	(499)	(3,403)	(2,225)
Options issued on acquisition of European Goldfields Ltd.	5	-	-	31,130	-
Deferred phantom units granted on acquisition of
European Goldfields Ltd.		-	-	29,105	-
Transfer to share capital on exercise of options and deferred phantom units		(4,518)	(6,714)	(34,226)	(9,074)
Balance end of period		69,278	27,357	69,278	27,357

Accumulated other comprehensive loss
Balance beginning of period		(16,931)	(3,055)	(10,069)	(1,637)
Other comprehensive loss for the period		(231)	(399)	(7,093)	(1,817)
Balance end of period		(17,162)	(3,454)	(17,162)	(3,454)

Retained earnings
Balance beginning of period		447,311	224,818	382,716	125,221
Dividends paid		(43,262)	(33,426)	(93,142)	(61,167)
Profit attributable to shareholders of the Company		75,845	102,478	190,320	229,816
Balance end of period		479,894	293,870	479,894	293,870
Total equity attributable to shareholders of the Company		5,815,009	3,167,929	5,815,009	3,167,929

Non-controlling interests
Balance beginning of period		316,029	41,041	56,487	36,021
Profit attributable to non-controlling interests		2,528	8,265	11,376	21,380
Dividends declared to non-controlling interests		-	-	(9,399)	(8,095)
Acquired non-controlling interest	5	-	-	260,093	-
Balance end of period		318,557	49,306	318,557	49,306

Total equity		6,133,566	3,217,235	6,133,566	3,217,235

The accomanying notes are an integral part of these consolidated financial statements.